

October 25, 2023

Mark Jones Jr.
Chief Financial Officer
Goosehead Insurance, Inc.
1500 Solana Blvd.
Building 4, Suite 4500
Westlake, TX 76262

> **Re: Goosehead Insurance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated October 13, 2023**
> **File No. 001-38466**

Dear Mark Jones Jr.:

We have reviewed your October 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Form 10-K filed February 27, 2023

Company overview, page 5

1. Please refer to prior comment 1. We note you state in your response that it is difficult to determine exact profitability of each agent network (i.e., corporate vs. franchise). We also note in your June 30, 2023 earnings conference call you state that, "As we continue to launch more corporate agents into franchises, this creates a near-term trade-off on revenue growth because of the differences in revenue recognition but significantly benefits longer-term revenue and profitability as the productive life of the agent increases and they duplicate themselves through producer hiring." Please clarify the meaning of this statement for us specific to the reference to the longer-term profitability of an agent. Also, to the extent that there are material differences in the longer-term profitability or margin in an agent network (i.e., corporate vs. franchise), please revise your business section in

future filings to discuss this.

3. Revenues - Commissions and agency fees, page 79

2.   Please refer to prior comment 2. We note your disclosure on page 79 that you earn new and renewal commissions paid by insurance carriers for the binding of insurance coverage and that these commissions are earned at a point in time upon the effective date of bound insurance coverage, as no performance obligation exists after coverage is bound. We also note disclosure in the critical audit matter on page 69 related to management's estimates to constrain renewal commissions. Please clarify for us if renewal commissions represent variable consideration, are included in the transaction price and are fully constrained and revise your accounting policy disclosure in future filings to more clearly state this, if true. If not true, please more clearly tell us how you determined that renewal commissions are a separate performance obligation, why you disclose that no performance obligations exist after coverage is bound, why renewal commissions are not variable consideration, and why they should not be included in the transaction price based on the guidance in ASC 606-10-05-4 and ASC 606-10-32-5. Please include the guidance you considered and the relevant terms of the contract(s) with insurance carriers in making your accounting determinations.

3.   Please refer to prior comment 2. If true, please tell us how you determined renewal commissions should be fully constrained when determining the transaction price on the effective date a policy is placed into service. Please tell us how you considered the guidance in ASC 606-10-32-11 and 12 in your determination. Also tell us whether:

- any policies automatically renew,
- a new policy is signed at each renewal, and
- how you considered your disclosure on page 53 that renewal commissions are highly predictable, your disclosure on page 57 that client retention was 88% at December 31, 2022 and 89% at December 31, 2021 and disclosure on page 16 that you a 100% premium retention rate in 2022.

11. Stockholder's equity, page 86

4.   Please refer to prior comment 3. Please provide us your calculation of diluted EPS using the if-converted method for the years ended 2020, 2021 and 2022, so that we may better understand your accounting and diluted EPS calculation. Please include appropriate detail and commentary to allow us to understand each adjustment to the numerator and denominator.

5.   Please refer to prior comment 3. Based on your attribution of net income to non-controlling interests (i.e., GF LLC unit holders) and Goosehead Insurance Inc. in your statement of operations, it appears that all tax expense (benefit) is attributed to Class A common stockholders of Goosehead Insurance Inc. This appears to result in different diluted EPS under the if-converted method, assuming conversion of all GF LLC unit

holders, with no attributed tax expense (benefit), to Class A shares, which has attributed tax expense (benefit). Please explain why this structure would not result in different diluted EPS.

 Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance